Exhibit 21.1
SUBSIDIARIES OF
FORTEGRA FINANCIAL CORPORATION

Jurisdiction of
Subsidiary	Organization
Bankers Life of Louisiana	Louisiana
Bliss and Glennon, Inc.	California
Continental Car Club, Inc.	Tennessee
Creative Investigations Recovery Group, LLC	New York
CRC Reassurance Company, Ltd.	Turks and Caicos
Fortegra Services, LLC	Delaware
Insurance Company of the South	Georgia
Life of the South Insurance Company	Georgia
LOTS Intermediate Co.	Delaware
LOTS Reassurance Company	Turks and Caicos
LOTSolutions, Inc.	Georgia
Lyndon Southern Insurance Company	Delaware
South Bay Acceptance Corporation	California
Southern Financial Life Insurance Company	Kentucky
United Motor Club of America, Inc.	Kentucky